UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ENERNOC, INC.

(Name of Subject Company)

ENERNOC, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

292764107

(CUSIP Number of Class of Securities)

Timothy Healy

Chief Executive Officer

EnerNOC, Inc.

One Marina Park Drive, Suite 400

Boston, Massachusetts 02210

(617) 224-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Miguel Vega, Esq.

Barbara L. Borden, Esq.

Cooley LLP

500 Boylston Street

14th Floor

Boston, MA 02216

(617) 937-2300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On June 22, 2017, EnerNOC, Inc. (“EnerNOC”) issued a press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Pine Merger Sub, Inc. (“Purchaser”), a wholly owned subsidiary of Enel Green Power North America, Inc., will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of EnerNOC common stock for $7.67 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into EnerNOC (the “Merger”).

This Schedule 14D-9 filing consists of the following document relating to the proposed Offer and Merger:

(i)	Notice to Wells Fargo Bank, National Association, as trustee for EnerNOC’s 2.25% Convertible Senior Notes due 2019, sent on June 23, 2017.

June 23, 2017

Holders of the 2.25% Convertible Senior Notes due 2019

and

Wells Fargo Bank, National Association,

as Trustee

150 East 42nd Street, 40th Floor

New York, New York 10017

Attention: Corporate Trust Services

Ladies and Gentlemen:

Reference is made to the Indenture, dated as of August 18, 2014 (the “Indenture”), by and between EnerNOC, Inc., a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, as trustee thereunder (the “Trustee”), for the 2.25% Convertible Senior Notes due 2019 (the “Notes”). All capitalized terms used but not defined herein shall have the respective meaning given them in the Indenture.

Pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 21, 2017, by and among the Company, Enel Green Power North America, Inc., a Delaware corporation (“Parent”), Pine Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”), and Enel S.p.A., an Italian joint-stock company and the parent of Parent, the Purchaser will commence a tender offer (the “Offer”) no later than July 10, 2017 to acquire all of the outstanding shares of common stock of the Company, $0.001 par value per share, (the “Shares”) at a purchase price of $7.67 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes. Following the consummation of the Offer, the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger” and, together with the Offer, the “Transaction”). If consummated, the Transaction will constitute a Fundamental Change, a Make-Whole Fundamental Change and a Specified Corporate Event under the Indenture. However, because the Stock Price is expected to be below the lower bound of the make-whole table, no Additional Shares are expected to be added to the Conversion Rate for the Notes under Section 14.03 of the Indenture.

The Company currently anticipates that the Offer will be consummated on or about August 8, 2017 (subject to obtaining required regulatory approvals and other closing conditions) and August 9, 2017 will be the date as of which it is expected that holders of Shares of record shall be entitled to exchange their Shares for cash. Accordingly, the Notes may be submitted for conversion pursuant to Section 14.01(b)(iii) of the Indenture, commencing from and after the first Business Day following the date of this notice.

The foregoing notice is being filed with the Trustee and provided to the Holders pursuant to Sections 14.01(b)(iii) and 14.10 of the Indenture.

Additional Information about the Transaction and Where to Find It

The Offer has not yet commenced. This notice is neither an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy the Shares will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Purchaser intends to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer. Once filed, investors and security holders will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov or from the information agent and dealer manager named in the tender offer materials. Investors and security holders may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.enernoc.com. Investors and security holders are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company and any amendments thereto, as well as any other documents relating to the Offer and the Merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the Offer because they contain important information, including the terms and conditions of the Offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this notice, other than purely historical information, including statements relating to the sale of the Company and any statements relating to the Company’s business and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, Parent, Purchaser and Guarantor to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Company’s stockholders will tender their Shares in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the transactions of the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and other uncertainties pertaining to the business of the Company, including those detailed in the Company’s public filings with the Securities and Exchange Commission from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.